May 19, 2005

Mail Stop 0409 via U.S. Mail and Fax (417) 873-3503

Mr. Paul E. Muellner
Chief Financial Officer
John Q. Hammons Hotels, Inc.
300 John Q. Hammons Parkway, Suite 900
Springfield, MO 65806

Re:	John Q. Hammons Hotels, Inc.
	Form10-K for the year ended December 31, 2004
      File No. 1-13486
      John Q. Hammons Hotels, LP
      Form 10-K for the year ended December 31, 2004
      File No. 033-73340

Dear Mr. Mueller:

      We have reviewed your response letter dated May 12, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 47
1. We note in your response to our previous comment 2 that the Company faxed a copy of the signed audit opinion with your response.
It is noted that we did not receive a copy of the opinion in your previous fax and at this time we do not need a copy of the audit opinion, as we are relying on your representation that you obtained a signed copy as required by Regulation S-T.


Note 6 Commitments and Contingencies, page 65
2. We have considered your response to our previous comment 4 and note that whether the businesses are operating at a loss or whether the business has on operating profit after making rental payments are separate questions from whether the rental payments are the equivalent of fair market lease rates if the lessor were an independent third party. Please address the latter question in your next response.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3498 if you have questions.



Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant


John Q. Hammons Hotels, Inc
John Q. Hammons Hotels, LP
May 19, 2005
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